

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 13, 2009

Optimized Transportation Management, Inc.
Kevin P. Brennan-Chief Executive Officer
707 Grant Street
Suite 2307
Pittsburgh, PA 15219

Re: Optimized Transportation Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 23, 2009
File Number: 000-53405

Form 8-K
Filed July 6, 2009
File Number: 000-53405

Dear Mr. Brennan:

We have reviewed your filing and have the following comments. Where indicated, please amend your Form 8-K to comply with our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label “corresp” with a copy to the staff. Please respond within ten (10) business days.

Form 8-K filed July 6, 2009

Item 2.01-Completion of Acquisition or Disposition of Assets

1. You indicate that 700,000 shares of Series A Preferred Stock and 500,000 shares Series B Preferred Stock were issued to Kevin Brennan for $125,000 of which $25,000 was paid in cash and $100,000 was evidenced by an non-recourse promissory note. As such, please revise the pro forma statements (Exhibit 99.7) to reflect an adjustment for this acquisition related transaction as required by the guidance in Article 11-01 of Regulation S-X. In regards to the non-recourse promissory note portion of the adjustment, please consider the accounting guidance provided in SAB Topic 4(e).

Item 9.01-Financial Statements and Exhibits

2. Please amend your Form 8-K to include the unaudited interim financial statements of Federal Logistics and OTSI for March 31, 2009 as required by Item 9.01(a)(1) of the Form 8-K. For further guidance regarding periods required, refer to Rule 8-04 (c) of Regulation S-X.

Exhibit 99.7 – Pro Forma Condensed Balance Sheet

3. For accounting purposes, this reverse merger acquisition (recapitalization) transaction provides that the legal acquiree (FL & OTSI) is treated as the continuing reporting entity that acquired the registrant (legal acquirer), as such the consolidated financial statements will include the registrant from the closing date of the exchange. In this regard, the pro forma adjustment column in accounting for this reverse acquisition transaction should reflect an adjustment that eliminates the former accumulated deficit of the registrant through a recapitalization adjustment of its capital accounts (common stock and additional paid-in-capital). Please revise the pro forma balance sheet accordingly.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
S.A.C.A